This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

October 2, 2006

Item 3: Press Release

A Press release dated and issued September 6, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Initial Assay Results from North East Wollaston Project.

Item 5: Full Description of Material Change

LOCATION MAP
NORTHWEST TERRITORIES
ALBERTA
SASKATCHEWAN
NU.
MAN.
ATHABASCA BASIN
SASKATCHEWAN
MANITOBA
U_TH_1
Calc-Silicate 3
Snyder1
U_TH_2
Snyder 13
Hara 5
Calc-Silicate 2
Snyder 6
Snyder 10
Hara 8
Snyder 7
Hook Lake Zone
Snyder 11
Snyder 4
Island Zone
Snyder 2
Charcoal 11
Charcoal 12
Charcoal 8
Charcoal 9
Charcoal 1
Charcoal 4
CanAlaska Ventures Ltd.
NORTHEAST ATHABASCA URANIUM PROJECT
Mineralized Zones
0 10 20 Kilometers
Provincial Boundary
CanAlaska Property Boundary
Mineralized Zones
Map Drafted by Brian King
Copyright (c) 2006 CanAlaska Ventures Ltd.

Vancouver, Canada,  October 2nd, 2006 – CanAlaska Ventures Ltd. (CVV – TSX.V) (the “Company”)  is pleased to report that its exploration crew on the North East Wollaston Project has received the first assays from surface sampling carried out at the beginning of this summer’s work program.  These samples are from the first few weeks of work in areas targeted for investigation in response to results from the 2005 lake sediment and prospecting programs. These results are being published as a matter of record only.  Interpretation of the data is on-going and awaiting further data.

The Company has been able to take advantage of current excellent weather conditions and has increased the field staff working on the project to 20 field crew, detailing areas of significant uranium mineralization. Detailed work is a combination of surface stripping and sampling, along with soil geochemistry and radon surveys.  Prospecting and geological mapping will continue, along with soil geochemistry on the best targets to delineate future drill targets.

The Company is highly encouraged by the nature and extent of the uranium mineralization now being detailed on the property.  Many of the targets zones bear similar signatures to current basement style mineralization within the Athabasca Uranium camp.  The Wollaston Domain rocks in the North East project area are the lateral extent of the host rocks of the high grade uranium mines in the Athabasca, uplift and erosion in the North East project area is thought to have occurred to a greater extent than in the areas further south, hence exposing the current mineralized zones.

Of the 228 sample assays received to date, 171 had more than 0.05% U3O8 (1 lb per ton) and 4 samples had over 1%, with a maximum of 5.3% U3O8.  These surface boulder samples were, in many areas, suspected to be located very close to outcrop due to their angular nature and distribution.  In recent weeks, radioactive outcrop samples have been collected in many areas proximal to these and other high radioactivity boulders.  In this series of samples, there were only three outcrop samples collected due to the early stage nature of the sampling.  These had between 0.93% and 0.06% U3O8.  At this time, a further 330 samples of local boulders and outcrop are in the assay laboratories.

Table 1 - Initial NE Samples

Sample	Type	O/C-BLDR	%U3O8	% Mo	% Th
Zone A
JR164	white granite-Pel-Psam-CS	Boulder	1.59		0.098
CM39	white granite-Pel-Psam-CS	Boulder	1.00		0.112
OM212	white granite-Pel-Psam-CS	Boulder	0.76		0.027
CC028	white granite-Pel-Psam-CS	Boulder	0.74		0.061
DC265	white granite-Pel-Psam-CS	Boulder	0.60		0.094
DC267	white granite-Pel-Psam-CS	Boulder	0.59		0.054
CC019	white granite-Pel-Psam-CS	Boulder	0.55		0.035
CC025	white granite-Pel-Psam-CS	Boulder	0.53	0.037	0.064
CC027	white granite-Pel-Psam-CS	Boulder	0.44		0.275
RH521	white granite-Pel-Psam-CS	Boulder	0.43		0.016
OM208	white granite-Pel-Psam-CS	Boulder	0.40		0.051
JR147	white granite-Pel-Psam-CS	Boulder	0.40		0.125
RD104	white granite-Pel-Psam-CS	Boulder	0.37		0.032
JR149	white granite-Pel-Psam-CS	Boulder	0.34		0.015
RSW038	white granite-Pel-Psam-CS	Boulder	0.34		0.047
OM215	white granite-Pel-Psam-CS	Boulder	0.31		0.025
CM40	white granite-Pel-Psam-CS	Boulder	0.31		0.048
JR155	white granite-Pel-Psam-CS	Boulder	0.31		0.029
MF099	white granite-Pel-Psam-CS	Boulder	0.31		0.014
JR158	white granite-Pel-Psam-CS	Boulder	0.30		0.055
DC286	white granite-Pel-Psam-CS	Boulder	0.27		0.030
CM55	white granite-Pel-Psam-CS	Boulder	0.23		0.094
DC259	white granite-Pel-Psam-CS	Boulder	0.22		0.029
DC260	white granite-Pel-Psam-CS	Boulder	0.22		0.047
RSW032	white granite-Pel-Psam-CS	Boulder	0.21		0.118
DC263	white granite-Pel-Psam-CS	Boulder	0.21		0.046
CC032	white granite-Pel-Psam-CS	Boulder	0.20		0.038
DC277	white granite-Pel-Psam-CS	Boulder	0.20		0.027
MF100	white granite-Pel-Psam-CS	Boulder	0.19		0.016
JR154	white granite-Pel-Psam-CS	Boulder	0.19		0.037
CM48	white granite-Pel-Psam-CS	Boulder	0.18		0.034
DC288	white granite-Pel-Psam-CS	Boulder	0.18		0.039
DC261	white granite-Pel-Psam-CS	Boulder	0.17		0.016
RD098	white granite-Pel-Psam-CS	Boulder	0.17
DC262	white granite-Pel-Psam-CS	Boulder	0.16		0.011
CM54	white granite-Pel-Psam-CS	Boulder	0.16		0.112
RH519	white granite-Pel-Psam-CS	Boulder	0.16

OM209	white granite-Pel-Psam-CS	Boulder	0.16		0.041
RSW039	white granite-Pel-Psam-CS	Boulder	0.15		0.031
CM43	white granite-Pel-Psam-CS	Boulder	0.15		0.025
DC278	white granite-Pel-Psam-CS	Boulder	0.15		0.013
RSW041	white granite-Pel-Psam-CS	Boulder	0.15		0.040
RH524	white granite-Pel-Psam-CS	Boulder	0.13	0.020	0.043
CC041	white granite-Pel-Psam-CS	Boulder	0.13		0.010
OM216	white granite-Pel-Psam-CS	Boulder	0.13		0.033
RSW040	white granite-Pel-Psam-CS	Boulder	0.13		0.041
MF102	white granite-Pel-Psam-CS	Boulder	0.12		0.019
CC038	white granite-Pel-Psam-CS	Boulder	0.12		0.018
OM225	white granite-Pel-Psam-CS	Boulder	0.12		0.018
OM223	white granite-Pel-Psam-CS	Boulder	0.12
OM217	white granite-Pel-Psam-CS	Boulder	0.12		0.014
CC044	white granite-Pel-Psam-CS	Boulder	0.12
CM47	white granite-Pel-Psam-CS	Boulder	0.11		0.034
OM218	white granite-Pel-Psam-CS	Boulder	0.11		0.015
CC035	white granite-Pel-Psam-CS	Boulder	0.11		0.024
DC284	white granite-Pel-Psam-CS	Boulder	0.11		0.030
OM213	white granite-Pel-Psam-CS	Boulder	0.11
MF095	white granite-Pel-Psam-CS	Boulder	0.11		0.032
RH525	white granite-Pel-Psam-CS	Boulder	0.11		0.026
DC291	white granite-Pel-Psam-CS	Boulder	0.10
OM222	white granite-Pel-Psam-CS	Boulder	0.10		0.023
DC271	white granite-Pel-Psam-CS	Boulder	0.10		0.012
JR146	white granite-Pel-Psam-CS	Boulder	0.10
OM214	white granite-Pel-Psam-CS	Boulder	0.09		0.010
JR166	white granite-Pel-Psam-CS	Boulder	0.09
OM207	white granite-Pel-Psam-CS	Boulder	0.09		0.022
DC292	white granite-Pel-Psam-CS	Boulder	0.09		0.017
DC274	white granite-Pel-Psam-CS	Boulder	0.09		0.017
DC249	white granite-Pel-Psam-CS	Boulder	0.09		0.011
DC266	white granite-Pel-Psam-CS	Boulder	0.09		0.064
JR157	white granite-Pel-Psam-CS	Boulder	0.09		0.011
OM203	white granite-Pel-Psam-CS	Boulder	0.09		0.098
RSW035	white granite-Pel-Psam-CS	Boulder	0.08		0.019
RSW036	white granite-Pel-Psam-CS	Boulder	0.08		0.018
CC040	white granite-Pel-Psam-CS	Boulder	0.08
DC293	white granite-Pel-Psam-CS	Boulder	0.08
MF103	white granite-Pel-Psam-CS	Boulder	0.07
DC264	white granite-Pel-Psam-CS	Boulder	0.07
DC287	white granite-Pel-Psam-CS	Boulder	0.07		0.021
RD102	white granite-Pel-Psam-CS	Boulder	0.06		0.018
DC257	white granite-Pel-Psam-CS	Boulder	0.06		0.010
DC275	white granite-Pel-Psam-CS	Boulder	0.06		0.039
DC276	white granite-Pel-Psam-CS	Boulder	0.06		0.018
OM211	white granite-Pel-Psam-CS	Boulder	0.06		0.011
DC289	white granite-Pel-Psam-CS	Boulder	0.05
DC273	white granite-Pel-Psam-CS	Boulder	0.05		0.069
CC043	white granite-Pel-Psam-CS	Boulder	0.05
Zone B
MF073	psammite(wh-granite)	Boulder	5.31	1.250	0.850
RSW010	psammite(wh-granite)	Boulder	0.28	0.663	0.148
MF075	psammite(wh-granite)	Boulder	0.24	0.582	0.144
RSW017	psammite(wh-granite)	Boulder	0.17	0.719	0.340

MF094	psammite(wh-granite)	Outcrop	0.13	0.340	0.035
Zone C
JR176	white granite-Pel-Psam-CS	Boulder	2.04		0.012
JR121	white granite-Pel-Psam-CS	Boulder	1.49		0.147
RSW005	white granite-Pel-Psam-CS	Boulder	0.85		0.045
CM27	white granite-Pel-Psam-CS	Boulder	0.65		0.121
OM190	white granite-Pel-Psam-CS	Boulder	0.57		0.267
OM197	white granite-Pel-Psam-CS	Boulder	0.54		0.110
JR180	white granite-Pel-Psam-CS	Boulder	0.53		0.103
RH507	white granite-Pel-Psam-CS	Boulder	0.50		0.053
DM146	white granite-Pel-Psam-CS	Boulder	0.48	0.459	0.144
OM188	white granite-Pel-Psam-CS	Boulder	0.47		0.156
OM242	white granite-Pel-Psam-CS	Boulder	0.45		0.028
JR108	white granite-Pel-Psam-CS	Boulder	0.44
JR140	white granite-Pel-Psam-CS	Boulder	0.43		0.030
CM18	white granite-Pel-Psam-CS	Boulder	0.43		0.102
OM165	white granite-Pel-Psam-CS	Boulder	0.34		0.012
RH509	white granite-Pel-Psam-CS	Boulder	0.33		0.031
OM235	white granite-Pel-Psam-CS	Boulder	0.33		0.035
DC214	white granite-Pel-Psam-CS	Boulder	0.33		0.032
RSW006	white granite-Pel-Psam-CS	Boulder	0.29		0.016
JR120	white granite-Pel-Psam-CS	Boulder	0.28		0.034
OM239	white granite-Pel-Psam-CS	Boulder	0.27		0.090
DC192	white granite-Pel-Psam-CS	Boulder	0.25
DC195	white granite-Pel-Psam-CS	Boulder	0.23		0.331
OM238	white granite-Pel-Psam-CS	Boulder	0.23	0.032	0.015
RH508	white granite-Pel-Psam-CS	Boulder	0.23		0.022
RD094	white granite-Pel-Psam-CS	Boulder	0.23		0.020
CM05	white granite-Pel-Psam-CS	Boulder	0.22	0.017	0.019
DC237	white granite-Pel-Psam-CS	Boulder	0.21		0.022
DC210	white granite-Pel-Psam-CS	Boulder	0.20		0.010
JR130	white granite-Pel-Psam-CS	Boulder	0.20		0.123
DC235	white granite-Pel-Psam-CS	Boulder	0.19		0.016
RH511	white granite-Pel-Psam-CS	Boulder	0.18		0.011
RH512	white granite-Pel-Psam-CS	Boulder	0.18		0.011
DM142	white granite-Pel-Psam-CS	Boulder	0.17		0.027
JR177	white granite-Pel-Psam-CS	Boulder	0.17		0.016
CM06	white granite-Pel-Psam-CS	Boulder	0.16		0.071
OM240	white granite-Pel-Psam-CS	Boulder	0.16		0.038
RD095	white granite-Pel-Psam-CS	Boulder	0.16		0.012
DC218	white granite-Pel-Psam-CS	Boulder	0.16		0.047
OM198	white granite-Pel-Psam-CS	Boulder	0.14		0.038
OM241	white granite-Pel-Psam-CS	Boulder	0.14
CC005	white granite-Pel-Psam-CS	Boulder	0.14		0.023
OM237	white granite-Pel-Psam-CS	Boulder	0.13		0.010
JR139	white granite-Pel-Psam-CS	Boulder	0.12		0.079
CM22	white granite-Pel-Psam-CS	Boulder	0.12		0.098
CM04	white granite-Pel-Psam-CS	Boulder	0.12		0.061
RSW007	white granite-Pel-Psam-CS	Boulder	0.11		0.011
DC213	white granite-Pel-Psam-CS	Boulder	0.11		0.013
CM07	white granite-Pel-Psam-CS	Boulder	0.10		0.030
OM164	white granite-Pel-Psam-CS	Boulder	0.10		0.043
DC203	white granite-Pel-Psam-CS	Boulder	0.10	0.014	0.044
CC009	white granite-Pel-Psam-CS	Boulder	0.09		0.036
DC242	white granite-Pel-Psam-CS	Boulder	0.09		0.034

DC234	white granite-Pel-Psam-CS	Boulder	0.09
DC236	white granite-Pel-Psam-CS	Boulder	0.08	0.016
RD093	white granite-Pel-Psam-CS	Boulder	0.08
JR181	white granite-Pel-Psam-CS	Boulder	0.07	0.052
DC240	white granite-Pel-Psam-CS	Boulder	0.07	0.014
DC231	white granite-Pel-Psam-CS	Boulder	0.06	0.019
DC241	white granite-Pel-Psam-CS	Boulder	0.06
JR179	white granite-Pel-Psam-CS	Boulder	0.05
Zone D
DC247	psammite	Outcrop	0.93	0.265
DC246	psammite	Boulder	0.22	0.025
RH516	psammite	Boulder	0.21	0.033
CC016	psammite	Boulder	0.17	0.024
Zone E
CC055	granite	Boulder	0.27	0.036
DC305	granite	Boulder	0.20	0.051
CM68	granite	Boulder	0.12
CM69	granite	Boulder	0.12	0.014
DC313	granite	Boulder	0.11	0.010
CM64	granite	Boulder	0.10	0.012
DC309	granite	Boulder	0.10
DC310	granite	Boulder	0.10	0.017
CM66	granite	Boulder	0.09	0.016
CC057	granite	Boulder	0.07	0.014
DC311	granite	Boulder	0.06	0.011
CC058	granite	Boulder	0.05
Zone F
JR168	psammite	Boulder	0.21	0.103
OM227	psammite	Outcrop	0.06	0.220

* only values above 0.01 % Mo or Th are shown"

Some of the mineralised samples occur in a mixed pegmatoid-metasediment assemblage and suggest a Rössing-style bulk tonnage potential (target areas A and E).  Other mineralised samples occur in a variety of rock-types in areas with indications of shearing/fracturing and/or clay-alteration suggestive of basement-hosted unconformity uranium deposits (target areas B, C, and D).  The presence of outcrop samples reaching 10% U3O8 found last year in this latter context is extremely encouraging.

In late June, 2006, Terraquest Ltd. completed an 8,424 line-km high definition magnetic-radiometric-VLF airborne survey over a major part of the property.  This survey has defined highly anomalous radioactive areas.  The magnetic component of the survey, together with VLF, has provided key points for understanding  the geology of the area.

The rapid development of zones of enriched uranium outcrop in the target areas (currently labeled A-F in the attached table) has prompted the Company to commence a second airborne survey.  This VTEM survey, to be flown by Geotech Ltd., will start this week and will focus on several key structural areas to further define drill targets.

The prospecting and mapping crews have had significant successes since late July identifying highly radioactive bedrock sources of uranium mineralization.  It is believed that a number of these zones have significant lateral extent.  Uranium mineralization is being found in all rock types.  Many of the target areas relate to structures, magnetic features and radiometric anomalies identified by this summer’s airborne geophysical survey, the preliminary results of which were only received in mid-July.

All of the samples were submitted to qualified Canadian laboratories for analysis.  Samples submitted to Saskatchewan Research Laboratories were analysed for multi-element geochemistry, including uranium by tri-acid digestion and ICP. Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver, BC were analysed by aqua regia digestion and ICP analysis.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Ventures Ltd.  –  www.canalaska.com

CanAlaska Ventures (CVV – TSX.V, CVVLF – OTCBB, DH7 – Frankfurt) holds eighteen, 100%-owned, uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  An aggressive minimum $6.5 million exploration program is underway for 2006.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Peter Dasler, President & CEO

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____October 2, 2006______________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity